JACKSON®
NATIONAL LIFE INSURANCE COMPANY
OF NEW YORK

[2900 Westchester Avenue
Purchase, New York 10577]

ENDORSEMENT

This endorsement is made part of the Contract to which it is attached and is effective on the Issue Date of the Contract. To the extent any provisions contained in this endorsement are contrary to or inconsistent with those of the Contract to which it is attached, the provisions of this endorsement will control.

The Contract is amended as follows:

The first paragraph of the **ACCUMULATION PROVISIONS** is amended to read as follows:

"An Owner may not allocate Contract Values to more than [99] Contract Options at any one time. The Company may waive this restriction at its discretion."

Signed for the Jackson National Life Insurance Company of New York

President and Chief Executive Officer